GROUP MANAGEMENT, CORP.
                     13135 Dairy Ashford, Suite 525
                        Sugar Land, Texas 77478
                            (281) 295-8400

                                                       October 10, 2002

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re:   GROUP MANAGEMENT, CORP.
                REGISTRATION STATEMENT ON FORM SB-2
                REGISTRATION NO. 333-60056

Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Group Management, Corp. hereby requests withdrawal of the above-referenced registration statement, which was filed on October 10, 2001.

     We have made this request due to current market conditions, and no securities sought to be registered under the registration statement have been sold.

     We understand that our request to withdraw the registration statement will be deemed granted at the time this letter is filed with the Commission, unless the Commission notifies us within fifteen days thereafter that our request will not be granted.

                                       Very truly yours,

                                       GROUP MANAGEMENT, CORP.

                                       By: /s/ ELORIAN LANDERS
                                       --------------------------------
                                               ELORIAN LANDERS
                                               Chief Executive Officer
                                                and Director